

Mail Stop 7010

June 4, 2008

<u>**Via U.S. mail**</u>

Steven G. Bunger
President, Chief Executive Officer and Chairman of the Board
Mobile Mini, Inc.
7420 South Kyrene Road, Suite 101
Tempe, Arizona 85283

      RE: Mobile Mini, Inc.
              Preliminary Proxy Statement on Schedule 14A – Amendment N.3
              Filed on June 3, 2008
              File No.: 001-12804

Dear Mr. Bunger:

      We have completed our review of your Preliminary Proxy on Schedule 14A.

      We have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Melinda Hooker, Accountant, at (202) 551-3732 or Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3708.

                              Sincerely,

                              Lesli Sheppard
                              Special Counsel

cc: **Via Facsimile @ (212) 354-8113**

       John Reiss, Esq.
       Daniel Latham, Esq.
       David Johansen, Esq.
       White & Case LLP
       1155 Avenue of the Americas
       New York, NY 10036-2787